EXHIBIT 99.1

Seabridge Gold’s KSM Program Confirms Key Geotech/Reserve Data and Extends Iron Cap Deposit

TORONTO, Sept. 24, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today that this summer’s program at its 100%-owned KSM Project in north western British Columbia, Canada is meeting its objectives after early delays due to adverse weather and the impact of BC fire season on equipment and labour availability.

The 2018 program includes confirmation work to ensure that the project is ready for final feasibility when a partner is secured and exploration drilling to further define the higher grade core of the Iron Cap deposit down-plunge from the existing inferred resource. The confirmation work has consisted of drilling to substantiate our reserve model (completed), waste characterization drilling and geotechnical drilling (nearly completed). Six diamond drill rigs have been employed to ensure that objectives are met.

Seabridge Chairman and CEO Rudi Fronk commented: “Weather conditions were far different this year than what we have experienced at KSM over the past decade, forcing us to make program adjustments on the fly. Also, the unprecedented fire activity throughout the province and in our area limited our access to some services. We are now on top of these issues and we expect to complete our planned program by extending our field season by several weeks. Results thus far indicate that all of our confirmation work is consistent with our development model and the inferred resource at Iron Cap will grow substantially.”

Reserve Confirmation Drilling
Five holes totaling 1,746 meters were sited to confirm the mineral reserves in those areas where production would likely begin. Drill holes in the Mitchell, Sulphurets and Kerr deposits confirmed block grades comparable to model predictions. Results include:

2018 Mineral Reserve Confirmation Drill Results

Hole ID	Hole Length (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
M-18-132	380	5.9	380	374.1	0.84	0.20	3.36
M-18-133	54	5.5	54	48.5	0.86	0.18	2.63
M-18-134	381	4.5	381	376.5	0.79	0.27	5.49
K-18-53	501 including	70.7	205.0	134.3	0.26	0.41	1.78
		275.1 298.0	498.0 362.7	222.9 64.7	0.28 0.48	0.51 1.06	1.94 2.24
S-18-80	430	106.7	164.0	57.3	0.41	0.21	0.45
		193.7	272.4	78.7	0.78	0.36	0.74
		283.8	310.0	26.2	0.80	0.07	0.46
		324.5	348.0	23.5	0.93	0.04	1.39
		367.0	430.0	63.0	0.57	0.05	0.70

The drill holes reported above were designed to test specific zones within KSM’s mineral reserves and were not designed to test true thicknesses of the deposits. Each of the reported holes ended in mineralization.

Waste Characterization Drilling
A total of eight drill holes orientated into the margins of the Mitchell and Sulphurets deposits have been completed and an additional four holes are planned for a total of 4,919 meters. These holes were designed to test an updated block model of waste types on the margins of the deposits. Additional analytical work is continuing on these drill holes, however initial inspection indicates the block model is performing well. The updated block model did not capture several narrow un-mineralized intrusions encountered in this drilling. These occurrences will be included when the model is modified and are expected to reduce the volume of potentially acid-generating waste rock.

Geotechnical Drilling
Nine geotechnical drill holes have been completed during the current season, totaling 3,609 meters of drilling. The work focused on evaluating the material properties of fractures and faults on the planned pit high-walls. Results will be used to plan additional work for the Mitchell and Sulphurets deposits. Planned hydrogeological pump tests were abandoned for this season, in part due to the exceptionally dry weather.

Exploration Drilling
Eight exploration drill holes at Iron Cap have been completed and the final five are in progress, totaling about 16,700 meters of drilling. The exploration drill program was designed to continue testing the core zone of the Iron Cap deposit down plunge to the west. Initial indications are that the deposit approaches near vertical continuity to depth of at least 1,800 meters. Assay results are expected shortly. (For details on the existing mineral resources at Iron Cap please see our news release from February 13, 2018.)

Exploration activities by Seabridge at the KSM Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. The sampling program includes blank, duplicates and reference standards, with all copper assays that exceed 0.25% Cu re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the expectation that the 2018 KSM program will be completed and its objectives achieved; (ii) the answers to due diligence questions being favourable; (iii) the inferred resource at  Iron Cap growing substantially; (iii) the expected reduction in volume of potentially acid-generating waste rock; and (iv) the Iron Cap deposit extension approaching near vertical continuity. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to the presence of projected mineralization, variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For additional information please contact:
Rudi Fronk, Chairman and CEO
Tel: (416) 367-9292